UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

Press release

02.02.2012

2011 Results

Francisco González: “We strengthened our ability to grow during the crisis”

Resilient earnings: BBVA’s income exceeds €20 billion for the third year running.

Recurrent profit for 2011 comes to €4.02 billion, 12.8% less than the previous year. After an accounting adjustment affecting goodwill in the U.S., profit was €3.00 billion

Strong capital position: BBVA will comfortably comply with the European Banking Authority recommendations without selling strategic assets. In the fourth quarter alone BBVA increased its core capital by €5.30 billion, which is further proof of the Group’s ability to adapt to changing regulations

Comfortable liquidity position: BBVA Group has reduced its funding requirements and its redemptions in 2012 are well below the average of its peer group

Asset quality: risk indicators are stable for the eighth quarter running thanks to the prudent and anticipatory strategy. The NPA ratio improved to 4% in December and coverage stands at 61%

In 2011 BBVA obtained recurrent net attributable profit of €4.02 billion, which is 12.8% less than the previous year, before an accounting adjustment to goodwill in the U.S. franchise. These earnings are evidence of BBVA’s strength, supported by a portfolio that is balanced and diversified across regions, businesses and segments. “Once again our earnings confirm BBVA’s extraordinary ability to generate profit – even in the most complex scenarios,” BBVA Chairman Francisco González said. “We strengthened our ability to growth during the crisis,” he added.

BBVA’s structural resilience and its ability to adapt to the new financial environment were key factors in 2011. The Group will easily comply with the European Banking Authority (EBA) recommendations without selling any strategic assets. As of December 31, 2011, BBVA had already met a large part of the recommendation and will cover the remaining amount by organic means during the first half of 2012. In the fourth quarter alone BBVA increased its core capital by €5.30 billion. In December 2011, and under the present rules, the core capital ratio rose to 10.3%. BBVA has a higher density of risk-weighted assets to total assets than any other bank in its peer group.

adelante.

BBVA

Press release

02.02.2012

EBA proforma core capital ratio

BBVA Group

(%)

7.1% 16.% 8.7% >9%

Sep. 11 Quarter’s Effect Dec. 11 1H12 Jun. 12

Generation of EBA capital

€5,300m

+

€1,000m

€6,300m

In 2012 the Group’s liquidity position will be comfortable. BBVA has reduced its funding requirements and redemptions are well below the average for its peer group. Furthermore, the bank has demonstrated it can access the markets in adverse conditions and has enough additional collateral to resist any new liquidity shock.

BBVA’s prudent and anticipatory strategy has kept risk indicators stable for eight consecutive quarters. The non-performing asset ratio (NPA ratio) in December stood at 4.0%, compared to 4.1% in September, and the coverage ratio is 61%.

Prior to the accounting adjustment related to goodwill in the U.S. franchise, net attributable profit for the quarter was €872 million. Profit for the full year came to €4.02 billion, down 12.8% compared to 2010. Including the adjustment of €1.01 billion after tax, net attributable profit in 2011 was €3.00 billion (down 34.8%). The decline in goodwill is an accounting measure that has no effect on the Group’s liquidity or capital adequacy.

Recurrent revenues grew during the year. Net interest income rose for the fourth consecutive quarter and amounted to €3.49 billion in the last three months of 2011. The key factors here were the buoyant activity in emerging countries, appropriate pricing in all geographic areas and diversification by region and business line. For the full year, net interest income came to €13.16 billion, down 1.2% compared to a year earlier. Eliminating the impact of currency changes, net interest income rose 1.0%.

adelante.

BBVA

Press release

02.02.2012

Net interest income

€13,160m (-1.2%) (+1.0% in constant €)

Gross margin

€20,566m (-1.6%) (+0.3% in constant €)

Net interest income

BBVA Group

(€m)

Gross income (excluding NTI + dividends)

BBVA Group

(€m)

3,175 3,215 3,286 3,485 4,488 4,566 4,602 4,869

775 595 25 646

1Q11 2Q11 3Q11 4Q11 1Q11 2Q11 3Q11 4Q11

Upward trend

Gross income in the fourth quarter increased 19% over the previous quarter to total €20.57 billion for the complete year (down 1.6% year-over-year). Without the currency effect, the year-over-year comparison was positive (up 0.3%).

Impairment losses on financial assets in 2011 came to €4.23 billion, reflecting a decrease of 10.4% compared to 2010. In the fourth quarter BBVA increased the level of provisions, taking advantage of the higher income in the final three months.

The proven efficiency of BBVA’s business model helped the Group to maintain its level of investment and maximize growth opportunities. In 2011 the bank strengthened its franchises, mainly in emerging markets, and maintained its commitment to investing in technology. As a result of this investment and the wider perimeter following the incorporation of a stake in Garanti, operating costs in 2011 came to €9.95 billion. Therefore the cost/income ratio (a measure of efficiency) stands at 48.4%, which makes it one of the best in the worldwide financial sector.

As part of the same strategy and in the present complex economic circumstances, the BBVA Group increased its workforce 3.4% to 110,645 in 2011, including the net creation of 518 jobs in Spain. It ends the year with nearly one million shareholders, 7,457 branches and 18,794 ATMs.

In terms of business activity, gross lending to Group customers rose 3.7% year-over-year to €361.3 billion. And total customer funds on the balance sheet came to €282.2 billion (up 2.3%).

adelante.

BBVA

Press release

02.02.2012

The highlight in Spain was the resilience of net interest income, supported by active defense of customer spreads and cost containment. Profit came to €202m for the quarter and €1.36 billion for the year (down 39.5%). Asset quality remained stable for the eighth consecutive quarter with the NPA ratio at 4.8% and the coverage ratio at 44%. In a scenario in which the sector is restructuring, BBVA is in a better position to tackle any new regulatory demands associated with developers. Its exposure to real estate assets in difficulty is notably smaller than that in the overall financial system.

In Eurasia, China and Turkey were extremely active. Profit was €322 million in the quarter and €1.03 billion in the full year (up 74.8% year-over-year). This result reflects the Group’s decision to enter emerging economies that have growth potential.

Business is growing in Mexico in terms of both lending and deposits. Attributable net income for the year came to €1.74 billion (up 5.4% in constant euros). BBVA Bancomer set new quarterly and annual records for net interest income and gross income. The positive trend allowed it to continue its growth plans and to keep risk stable (the NPA ratio is 3.5% and the coverage ratio is 120%).

The dynamic level of business in South America boosted revenues with new quarterly and annual records for net interest income and gross income. BBVA has an ambitious growth plan for the region. Moreover risk indicators have improved (the NPA ratio is 2.2% and the coverage ratio is 146%). Net attributable profit in the area came to €1.01 billion (up 16.2% in constant euros).

In the United States the main feature is the selective growth of business and the good management of prices, which had a positive impact on income. Risk also continues to improve (the NPA ratio is 3.6% and the coverage ratio 73%). The good performance of net attributable profit excluding one-off items (up 23.2% in constant euros to €289m) is evidence of the changes in the business model.

In Corporate & Investment Banking income was diversified in terms of products and regions. Despite the complex environment earnings came to €1.12 billion (down 7.1% in constant euros) and income from customers strengthened.

Contact details:

Corporate Communications

Tel: (+34) 91 537 53 48

BZA00104@grupobbva.com

For more financial information about BBVA visit: http://shareholdersandinvestors.bbva.com/TLBB/tlbb/bbvair/ing/index.jsp

For more BBVA news visit: http://press.bbva.com/

adelante.

BBVA

Press release

02.02.2012

BBVA Group highlights

(Consolidated figures)

	31-12-11	Δ%	31-12-10	31-12-09
Balance sheet (million euros)				
Total assets	597,688	8.1	552,738	535,065
Customer lending (gross)	361,310	3.7	348,253	332,162
Customer funds on balance sheet	282,173	2.3	275,789	254,183
Other customer funds	144,291	(1.3)	146,188	135,632
Total customer funds	426,464	1.1	421,977	389,815
Total equity	40,058	6.9	37,475	30,763
Shareholders' funds	40,952	11.6	36,689	29,362
Income statement (million euros)				
Net interest income	13,160	(1.2)	13,320	13,882
Gross income	20,566	(1.6)	20,910	20,666
Operating income	10,615	(11.1)	11,942	12,308
Income before tax	3,770	(41.3)	6,422	5,736
Net attributable profit	3,004	(34.8)	4,606	4,210
Net attributable profit excluding one-offs [1]	4,015	(12.8)	4,606	5,260
Data per share and share performance ratios				
Share price (euros)	6.68	(11.6)	7.56	12.73
Market capitalization (million euros)	32,753	(3.5)	33,951	47,712
Net attributable profit per share (euros)	0.64	(44.1)	1.14	1.07
Net attributable profit per share excluding one-offs (euros) [1]	0.85	(25.5)	1.14	1.33
Book value per share (euros)	8.35	2.2	8.17	7.83
P/BV (Price/Book value; times)	0.8		0.9	1.6
PER (Price/Earnings; times)	10.9		7.4	11.3
Yield (Dividend/Price; %)	6.3		5.6	3.3
Significant ratios (%)				
ROE (Net attributable profit/Average equity)	8.0		15.8	16.0
ROE excluding one-offs [1]	10.6		15.8	20.0
ROA (Net income/Average total assets)	0.61		0.89	0.85
ROA excluding one-offs [1]	0.79		0.89	1.04
RORWA (Net income/Average risk-weighted assets)	1.08		1.64	1.56
RORWA excluding one-offs [1]	1.40		1.64	1.92
Efficiency ratio	48.4		42.9	40.4
Risk premium	1.20		1.33	1.54
NPA ratio	4.0		4.1	4.3
NPA coverage ratio	61		62	57
Capital adequacy ratios (%)				
Core capital	10.3		9.6	8.0
Tier I	10.3		10.5	9.4
BIS Ratio	12.9		13.7	13.6
Other information				
Number of shares (millions)	4,903	9.2	4,491	3,748
Number of shareholders	987,277	3.6	952,618	884,373
Number of employees [2]	110,645	3.4	106,976	103,721
Number of branches [2]	7,457	1.3	7,361	7,466
Number of ATMs [2]	18,794	10.2	17,055	15,716

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial
Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States. The third quarter of 2009 includes capital gains from the sale-and-leaseback of retail branches which have been allocated to generic provisions for NPA, with no effect on net attributable profit, and in the fourth quarter of 2009, there was a charge for extraordinary provisions and a charge for goodwill impairment in the United States.

(2) Excluding Garanti.

adelante.

BBVA

Press release

02.02.2012

Consolidated income statement

(Million euros)

2011 Δ% Δ% at constant exchange rates 2010

Net interest income 13,160 (1.2) 1.0 13,320

Net fees and commissions 4,560 0.5 2.6 4,537

Net trading income 1,479 (21.9) (20.4) 1,894

Dividend income 562 6.3 6.7 529

Income by the equity method 600 79.2 79.3 335

Other operating income and expenses 205 (30.6) (32.7) 295

Gross income 20,566 (1.6) 0.3 20,910

Operating costs (9,951) 11.0 13.3 (8,967)

Personnel expenses (5,311) 10.3 12.4 (4,814)

General and administrative expenses (3,793) 11.8 14.5 (3,392)

Depreciation and amortization (847) 11.3 13.9 (761)

Operating income 10,615 (11.1) (9.5) 11,942

Impairment on financial assets (net) (4,226) (10.4) (8.7) (4,718)

Provisions (net) (510) 5.7 6.6 (482)

Other gains (losses) (2,109) n.m. n.m. (320)

Income before tax 3,770 (41.3) (40.1) 6,422

Income tax (285) (80.1) (79.6) (1,427)

Net income 3,485 (30.2) (28.9) 4,995

Non-controlling interests (481) 23.8 27.8 (389)

Net attributable profit 3,004 (34.8) (33.7) 4,606

Net one-offs (1) (1,011) n.m. n.m. -

Net attributable profit (excluding one-offs) 4,015 (12.8) (11.3) 4,606

Basic earnings per share (euros) 0.64 (44.1) 1.14

Basic earnings per share excluding one-offs (euros) (1) 0.85 (25.5) 1.14

(1) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.

adelante.

BBVA

Press release

02.02.2012

About BBVA

North America

USA

Mexico

Puerto Rico

Central America

Panama

South America

Argentina

Bolivia

Brazil

Chile

Colombia

Ecuador

Paraguay

Peru

Uruguay

Venezuela

Asia - Pacific

Australia

South Korea

China

Hong Kong

India

Japan

Singapore

Taiwan

Europe

Spain

France

Germany

Italy

Portugal

U.K.

Belgium

Russia

Switzerland

Turkey

598 Billion Assets

50 million Customers

>30 Countries

7,457 Branches

18,794 ATMs

110,645 Employees

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer